Exhibit 99.2

Management’s Discussion and Analysis

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2025 and 2024

introduction

The following management’s discussion and analysis ("MD&A") was prepared by management of Standard Lithium Ltd. based on information available as of August 7, 2025 and should be reviewed in conjunction with the unaudited condensed consolidated interim financial statements and related notes thereto for the three and six months ended June 30, 2025 and the audited consolidated financial statements and the notes thereto for the six month fiscal period ended December 31, 2024. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). All dollar figures are expressed in United States dollars ("USD") unless otherwise noted. These documents and additional information are available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at www.sec.gov.

References in this MD&A to "Standard Lithium", "we", "our" and "us" mean Standard Lithium Ltd.

Additional information, including our AIF (as defined below), is available under our SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Unless indicated, additional external information, and documents referenced within this MD&A, do not form part of this MD&A.

Forward-Looking Information

Except for statements of historical fact, this MD&A contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively referred to herein as "forward-looking information"). The forward-looking information relates to future events or our future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "target", "intend", "could", "might", "should", "believe", "scheduled", "implement" and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, we have made assumptions regarding, among other things: current technological trends; ability to fund, advance and develop our properties; our ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; pricing and demand for lithium, including that such demand is supported by growth in the electric vehicle market and the energy storage market; impact of increasing competition; commodity prices, currency rates, interest rates and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where we operate; impact of unknown financial contingencies; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms; ongoing success of joint ventures; anticipated timing and results of operation and development; inflation; and the impacts of war (such as Russia's invasion of Ukraine and the war in the Middle East) on us and our business. Although we believe that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or our expectations relating to such matters: our planned exploration, research and development programs (including, but not limited to, plans and expectations regarding advancement, testing and operation of the lithium extraction Demonstration Plant (as defined below)); commercial opportunities for lithium products; delivery of studies; filing of technical reports; expected results of exploration; accuracy of mineral or resource exploration activity; accuracy of mineral reserves

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2025 and 2024

or mineral resources estimates, including the ability to develop and realize such estimates; whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; our budget estimates and expected expenditures on our properties; regulatory or government requirements or approvals; the reliability of third party information; continued existence and success of any joint ventures; continued access to mineral properties or infrastructure; payments and share issuances pursuant to property agreements; fluctuations in the market for lithium and its derivatives; expected timing of the expenditures; performance of our business and operations; changes in exploration costs and government regulation in Canada and the United States ("U.S."); competition for, among other things, capital, customers, acquisitions, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations; our funding requirements and ability to raise capital; geopolitical instability; war (such as Russia’s invasion of Ukraine and war in the Middle East); and other factors or information.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, but are not limited to: general economic conditions in Canada, the U.S. and globally; industry conditions, including the state of the electric vehicle market and the energy storage market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; negotiation of commercial access agreements, competition for and/or inability to retain drilling rigs and other services and to obtain capital, undeveloped lands, skilled personnel, equipment and inputs; competition for and /or inability to secure customer offtake agreements that are economically favorable to us, reliance on third parties; potential or ongoing joint ventures; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to unknown financial contingencies, including litigation costs, on our operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to us; intellectual property ("IP") risk; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; inflation risks; risks related to war (such as Russia’s invasion of Ukraine and the war in the Middle East); changes in tax laws and incentive programs relating to the mining industry; other risks pertaining to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as those factors discussed in the section entitled "Risk Factors" in our annual information form for the six month fiscal period ended December 31, 2024 (the "AIF").

Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Readers are cautioned that the foregoing lists of factors are not exhaustive. All forward-looking information in this MD&A refers to the date of this MD&A. We do not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about these assumptions, risks and uncertainties is contained in our filings with securities regulators, including our most recent AIF, which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2025 and 2024

CAUTIONARY NOTES TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws in effect in the U.S. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources", "indicated mineral resources", "measured mineral resources" and "mineral resources" used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the "CIM Standards"). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the "SEC") in Regulation S-K Subpart 1300 (the "SEC Modernization Rules") under the U.S. Securities Act of 1933, as amended.

As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, we are not required to provide disclosure on our mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, our disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had we prepared the information under the standards adopted under the SEC Modernization Rules.

summary of Standard lithium’s business

We are a near-commercial lithium company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the U.S. We prioritize brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. We aim to achieve sustainable, commercial-scale lithium production via the application of scalable and fully integrated Direct Lithium Extraction ("DLE") and purification processes. Recognized as a critical mineral by the U.S. Department of Energy ("DOE"), lithium holds strategic importance for the rapidly expanding sectors of electric vehicles and energy storage systems, further influencing the broader economy and national security.

Our flagship project, the South West Arkansas Project (as defined below), is being developed in conjunction with Equinor (as defined below) and is located on the Smackover Formation in southern Arkansas, a region with a long-standing and established industry of mineral extraction from brine.

We are also developing prospective lithium brine areas within the Smackover Formation in East Texas (the "East Texas Properties"), in conjunction with Equinor, and continuing to evaluate the potential for commercial development of the Lanxess Property Project (as defined below).

CORPORATE SUMMARY

We were incorporated under the laws of the Province of British Columbia on August 14, 1998, and were continued under the Canada Business Corporations Act on December 1, 2016. Our principal operations are comprised of exploration for and development of lithium brine properties in the U.S. We also have significant investments in joint venture arrangements for the exploration and evaluation of lithium brine production facilities. Our corporate office address and principal place of business is Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. Our common shares are listed on the TSX Venture Exchange and NYSE American, LLC under the symbol "SLI".

CHANGE IN FISCAL YEAR-END

On November 18, 2024, we changed our fiscal year-end from June 30 to December 31, effective immediately. The decision to change the fiscal year-end to a calendar year-end was to align our reporting cycle more closely with how we plan to manage our business.

CHANGE IN PRESENTATION CURRENCY

Effective July 1, 2024, we changed our presentation currency from Canadian Dollars ("CAD") to USD due to our most significant assets and liabilities being denominated in USD and for consistency with peer companies in the lithium

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2025 and 2024

exploration, production, and mining industries in North America. This change in presentation currency has been applied retrospectively.

As at and for the three months ended June 30, 2024 and all prior periods, our reporting currency was CAD. The currency remeasurement of our results applied the International Accounting Standards ("IAS") transitional rules.

The amounts reported in these condensed consolidated interim financial statements for the three and six months ended June 30, 2024 have been remeasured in USD based on the average rate for the respective periods. The accounting policy used to translate equity items prior to June 30, 2024 was to use the historical rate for each equity transaction that occurred to recreate the historical amounts. As at and prior to the three months ended June 30, 2024, equity items were translated quarterly using the average exchange rate for each quarter.

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2025

•
On April 21, 2025, the South West Arkansas Project, held through our joint venture Smackover Lithium LLC, was designated as a Priority Critical Mineral Project under Executive Order 14241. This designation facilitates streamlined permitting through inclusion on the U.S. Federal Permitting Dashboard and reinforces the project's strategic significance to U.S. domestic lithium supply chains.
•
On April 24, 2025, the Arkansas Oil and Gas Commission unanimously approved the formation of the Reynolds Unit, a key milestone enabling Phase 1 brine production activities within the South West Arkansas Project area.
•
On May 29, 2025, the Arkansas Oil and Gas Commission approved Smackover Lithium LLC's brine royalty application, originally submitted on May 6, 2025, for the Reynolds Unit, marking a key step in establishing the regulatory and financial framework for Phase 1 development.
•
On June 3, 2025, we announced a collaboration with Telescope Innovations Corp. ("Telescope") to advance the development of low-temperature lithium sulfide synthesis for potential application in next-generation solid-state battery technologies.

EVENTS SUBSEQUENT TO THE THREE MONTHS ENDED JUNE 30, 2025

•
On July 15, 2025, we announced that sampling from the Lester Well, located in the South West Arkansas Project area, yielded the highest lithium concentration recorded to date within the South West Arkansas Project — 616 mg/L of lithium in brine. The average lithium concentration from the three brine samples was 582 mg/L.
•
On July 30, 2025, we filed a final short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the SEC allowing for the future issuance, from time to time, of up to $1 billion in our securities.

Project Overview

Standard Lithium currently has the following material projects:

South West Arkansas Project

The resource development project in southwest Arkansas (the "South West Arkansas Project") is being developed in partnership with Equinor ASA ("Equinor"), a multi-national energy company, encompasses over 27,000 net mineral acres and is a key project in our portfolio due to its scale and the quality of its lithium-brine resource. We completed a Preliminary Feasibility Study ("PFS") in the third quarter of 2023 for the South West Arkansas Project. A Definitive Feasibility Study ("DFS") and a Front-End Engineering Study ("FEED") are currently underway for the South West Arkansas Project. A Final Investment Decision ("FID") is targeted by year end 2025, with construction targeted to begin thereafter, if a positive FID is reached. Construction would take approximately two years, with first production expected in 2028.

Please refer to the technical report titled "Amended and Restated NI 43-101 Technical Report, South West Arkansas Project, Pre-Feasibility Study, Lewisville, Lafayette County, AR" dated effective August 8, 2023, as filed on July 30, 2025 on our

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2025 and 2024

SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov for further information with respect to the PFS of the South West Arkansas Project.

East Texas Properties

We, in partnership with Equinor, are also developing and advancing mineral right acquisitions and exploration of prospective lithium brine areas in East Texas. The East Texas Properties are held by Texas Lithium Financing, LLC ("Texas Lithium"). We published exploration drilling results and testing in October of 2023, which demonstrated lithium concentrations of 644 mg/L on average, with a highest concentration of 806 mg/L, highlighting the potential for globally significant lithium resource concentrations in the areas we are exploring. We plan to continue securing further mineral leasehold positions and to perform additional exploration programs on the East Texas Properties and will pursue developing a resource assessment for the project area that we expect to complete in 2025.

We retain a 55% ownership stake in Texas Lithium and SWA Lithium (collectively, the "Joint Ventures") and Equinor retains a 45% ownership stake.

Lanxess Property Project

The Lanxess South Plant (as defined below) in southern Arkansas (the "Lanxess Property Project") centers on the development of the Lanxess 1A Project (as defined below), the first commercial lithium extraction initiative on the extensive brine leases operated by LANXESS Corporation ("LANXESS") in Arkansas. LANXESS operates three existing brine processing facilities for bromine extraction, covering over 150,000 acres of unitized brine leases in southern Arkansas. The first phase of the Lanxess Property Project (the "Lanxess 1A Project") is located at the LANXESS South facility near El Dorado, Arkansas (the "Lanxess South Plant"). With LANXESS, we have focused on the Lanxess 1A Project as the initial step. We have also been successfully operating an industrial-scale DLE demonstration plant (the "Demonstration Plant") at the Lanxess 1A Project location for over five years. The Demonstration Plant serves as a testing and optimization facility, refining the commercial blueprint for scalable and replicable DLE processes. In Q4 of 2023, we completed a DFS for the Lanxess 1A Project, which is planned to be situated at the Lanxess South Plant. This innovative project, utilizing DLE technology to extract lithium from an existing brine pipeline system, aims to produce battery-quality lithium carbonate. We may advance the Lanxess 1A Project, with the timing contingent upon ongoing review of project commercialization potential.

Please refer to the technical report titled "Amended and Restated NI 43-101 Technical Report for the DFS for Commercial Lithium Extraction Plant at Lanxess South Plant" dated effective August 18, 2023 as filed on July 30, 2025 on our SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov for further information with respect to the Lanxess Property Project.

Other Projects

We have further interests in certain mineral leases in the Mojave Desert in San Bernardino County, California.

ENVIRONMENTAL

We are firmly committed to the responsible production of sustainable lithium chemicals, essential for critical minerals security, energy storage system development, and electric vehicle manufacturing. Our project selection process underscores this dedication, opting, where feasible, to use existing infrastructure, roads, rail, water, and power within well-established industrial areas with a history of timber harvesting, oil, gas, and brine industries. Implementing DLE technology is aimed at ensuring an environmentally responsible approach, offering a reduced surface footprint, environmental impacts when compared to traditional evaporation pond methods and hard-rock lithium mining operations.

Beyond our main operations, our environmental ethos is also evident. In September 2021, our collaboration with Aqualung Carbon Capture AS ("Aqualung") marked a significant step in advancing carbon capture technology. This partnership solidified in May 2022 when we made an investment in Aqualung. This was followed by a master service agreement (the "MSA") with Telescope, signaling our intent to further investigate the possible applications of captured carbon dioxide (CO2) in various chemical processes, emphasizing our forward-thinking approach to environmental sustainability.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2025 and 2024

SOCIAL RESPONSIBILITY AND COMMUNITY RELATIONS

We remain committed to supporting communities as a central element of our operations. In support of the communities surrounding the South West Arkansas Project and the Lanxess Property Project, initiatives include participating in STEM events with local school districts, establishing a community office location, supporting local non-profits and charities, and hosting stakeholders at the Demonstration Plant. Additionally, we have taken part in music festivals, holiday events, and Independence Day celebrations. These initiatives reflect our ongoing dedication to fostering positive relationships and contributing to the cultural and social vitality of the regions in which we operate.

To further support local workforce development, we have established partnerships with institutions such as South Arkansas Community College. These collaborations are aimed at enhancing training programs to prepare community members for specialized roles within our projects. Currently, we employ 30 engineers, operators, technicians, and administrative staff, predominantly drawn from nearby communities. This strategy underscores our commitment to local employment and economic development.

In support of the communities surrounding our operations in East Texas, initiatives include supporting local non-profits and charities. Efforts will be focused on engaging local stakeholders and ensuring that the benefits of our projects are shared with the surrounding communities. Our ongoing focus on sustainable development seeks to balance environmental stewardship with the social and economic needs of the regions in which we operate.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

Comparison of Three Months Ended June 30, 2025 and 2024

The following table sets forth our results of operations for the three months ended June 30, 2025 and 2024 (in thousands).

	Three months ended June 30,
	2025	2024
		Currency remeasurement: Note 2
Expenses
General and administrative	$2,321	$6,801
Demonstration Plant operations	1,137	2,009
Management and directors’ fees	505	1,018
Share-based compensation	1,866	570
Other	6	—
Foreign exchange loss (gain)	719	(102)
Loss from operations	6,554	10,296
Fair value gain on financial asset - FID	2,542	391
Investment loss from Joint Ventures	(1,260)	(158)
Fair value loss on Investment in Aqualung	(238)	—
Interest and other income	230	128
Interest expense	(8)	(15)
Gain on deconsolidation of subsidiaries	—	164,099
Net (loss) income before income taxes	(5,288)	154,149
Deferred income tax benefit (expense)	306	(25,870)
Net (loss) income	$(4,982)	$128,279

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2025 and 2024

Revenue

As at June 30, 2025, we have not generated any revenue. We raise capital through the issuance of common shares, debt instruments, non-core assets sales, and other forms of financing.

General and administrative costs

General and administrative costs are associated with our Vancouver, BC corporate head office, the El Dorado office in Arkansas, the Austin office in Texas and related back-office professional and corporate costs.

General and administrative costs were $2.3 million for the three months ended June 30, 2025, as compared to $6.8 million for the three months ended June 30, 2024. The $4.5 million, or 66%, decrease is primarily attributable to one-time costs incurred during the three months ended June 30, 2024 for consultant and advisor engagement to support advancement of strategic initiatives. Further, during the three months ended June 30, 2025 back-office cost sharing through allocations to our Joint Ventures for a full quarter reduced general and administrative costs, as the Joint Ventures were only formed for a portion of the three months ended June 30, 2024.

Demonstration Plant operations

Demonstration Plant operating costs relate to personnel, supplies, reagents, site office, utilities, repairs and maintenance, vehicle, waste, disposal and recycling fees, and ongoing testing. Demonstration Plant costs were $1.1 million for the three months ended June 30, 2025, as compared to $2.0 million for the three months ended June 30, 2024. The $0.9 million, or 43%, decrease is primarily attributable to a decrease in personnel, supplies and test work. The decrease is driven by allocations to the Joint Ventures.

Management and directors' fees

Management and directors' fees include salaries, bonuses, benefits and directors' fees to key management personnel. Management and directors' fees were $0.5 million for the three months ended June 30, 2025, as compared to $1.0 million for the three months ended June 30, 2024. The $0.5 million, or 50%, decrease is primarily driven by allocations to the Joint Ventures.

Share-based compensation

Share-based compensation was $1.9 million for the three months ended June 30, 2025 as compared to $0.6 million for the three months ended June 30, 2024. The $1.3 million, or 227%, increase was primarily related to awards granted after June 30, 2024.

Foreign exchange loss (gain)

We recorded foreign exchange loss of $0.7 million and gain of $0.1 million for the three months ended June 30, 2025 and 2024, respectively, primarily driven by fluctuations in USD cash held by the Canadian parent. The CAD spot rate in terms of USD strengthened by 4.9% during the three months ended June 30, 2025 whereas the spot rate in terms of USD weakened by 1.0% during the three months ended June 30, 2024.

Fair value gain on financial asset - FID

During the three months ended June 30, 2025, we recorded a fair value of $2.5 million on our financial asset associated with future payments contingent on reaching FID at the Joint Ventures. The increase in fair value is primarily attributable to the passage of time as we progress towards FID, as well as lower risking of an unsuccessful FID at the South West Arkansas

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2025 and 2024

project, as we continue to achieve milestones and de-risk the project. During the three months ended June 30, 2024, we recorded a fair value gain of $0.4 million on our financial asset associated with future payments contingent on reaching FID.

Investment loss from joint ventures

During the three months ended June 30, 2025 and 2024, we recorded investment losses from joint ventures of $1.3 million and $0.2 million, respectively. The increase in investment loss is primarily attributable to increased operational activity in 2025, inclusive of front end engineering design, commercial, regulatory, compliance and other activities in support of potentially reaching a FID.

Fair value loss on Investment in Aqualung

During the three months ended June 30, 2025, we recorded a fair value loss of $0.2 million resulting from foreign exchange translation effects. There was no such loss recorded during the three months ended June 30, 2024.

Interest and other income

We earned $0.2 million and $0.1 million of interest and other income, net of fees primarily from interest earned on cash balances held in savings accounts during the three months ended June 30, 2025 and 2024, respectively.

Gain on deconsolidation of subsidiaries

During the three months ended June 30, 2024, we recorded a gain on deconsolidation of subsidiaries of $164.1 million as a result of our Joint Venture partnerships with Equinor (the "Equinor transaction"). There was no such gain recorded during the three months ended June 30, 2025.

Deferred income tax benefit (expense)

We had a deferred income tax benefit of $0.3 million for the three months ended June 30, 2025. The income tax benefit for the three months ended June 30, 2025 was primarily driven by the loss before income taxes for the period. We had deferred income tax expense for the three months ended June 30, 2024 which was primarily driven by the Equinor Transaction, and the resultant difference in the tax basis and fair value of our retained interests in our investments in Joint Ventures, and has no impact on cash taxes paid.

Net (loss) income

We had a net loss of $5.0 million for the three months ended June 30, 2025, as compared to net income of $128.3 million for the three months ended June 30, 2024. Net income for the three months ended June 30, 2024 resulted primarily from the gain recognized on the deconsolidation of subsidiaries and retainment of our Investments in Joint Ventures recorded at fair value, in addition to the recognition of financial assets associated with the Joint Ventures.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2025 and 2024

Comparison of Six Months Ended June 30, 2025 and 2024

The following table sets forth our results of operations for the six months ended June 30, 2025 and 2024 (in thousands).

	Six months ended June 30,
	2025	2024
		Currency remeasurement: Note 2
Expenses
General and administrative	$4,565	$10,099
Demonstration Plant operations	1,992	3,475
Management and directors’ fees	982	1,508
Share-based compensation	3,286	3,251
Separation benefits	100	—
Other	12	—
Foreign exchange loss (gain)	721	(226)
Loss from operations	11,658	18,107
Fair value gain on financial asset - FID	3,283	391
Fair value gain on Investment in Aqualung	2,752	—
Investment loss from Joint Ventures	(2,244)	(158)
Interest and other income	480	280
Interest expense	(18)	(29)
Gain on deconsolidation of subsidiaries	—	164,099
Net (loss) income before income taxes	(7,405)	146,476
Deferred income tax benefit (expense)	873	(25,870)
Net (loss) income	$(6,532)	$120,606

Revenue

As at June 30, 2025, we have not generated any revenue. We raise capital through the issuance of common shares, debt instruments, non-core assets sales, and other forms of financing.

General and administrative costs

General and administrative costs are associated with our Vancouver, BC corporate head office, the El Dorado office in Arkansas, the Austin office in Texas and related back-office professional and corporate costs.

General and administrative costs were $4.6 million for the six months ended June 30, 2025, as compared to $10.1 million for the six months ended June 30, 2024. The $5.5 million, or 55%, decrease is primarily attributable to costs incurred during the six months ended June 30, 2024 for consultant and advisor engagement to support advancement of strategic initiatives. Further, during the six months ended June 30, 2025 back-office cost reductions combined with an increase in allocations to our Joint Ventures reduced general and administrative costs.

Demonstration Plant operations

Demonstration Plant operating costs relate to personnel, supplies, reagents, site office, utilities, repairs and maintenance, vehicle, waste, disposal and recycling fees, and ongoing testing. Demonstration Plant costs were $2.0 million for the six months ended June 30, 2025, as compared to $3.5 million for the six months ended June 30, 2024. The $1.5 million or 43%, decrease is primarily attributable to a decrease in personnel, supplies and test work. The decrease is driven by

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2025 and 2024

allocations to the Joint Ventures and reduced billable rates paid to intermediary companies which are attributable to the hiring of Demonstration Plant employees.

Management and directors' fees

Management and directors' fees include salaries, bonuses, benefits and directors' fees to key management personnel. Management and directors' fees were $1.0 million for the six months ended June 30, 2025, as compared to $1.5 million for the six months ended June 30, 2024. The $0.5 million, or 35% decrease is primarily driven by allocations to the Joint Ventures.

Share-based compensation

Share-based compensation was $3.3 million for the six months ended June 30, 2025 as compared to $3.3 million for the six months ended June 30, 2024. During the period, there was an increase in the compensation expense recognized for awards granted after June 30, 2024, relative to the comparative period. This was equally offset by a reduction in the compensation expense recognized for deferred share units that vested in April 2024.

Separation benefits

Separation benefits were $0.1 million for six months ended June 30, 2025. Such costs are attributable to a severance payment made to a former employee. There were no such costs incurred during the six months ended June 30, 2024.

Foreign exchange loss (gain)

We recorded foreign exchange loss of $0.7 million and gain of $0.2 million for the six months ended June 30, 2025 and 2024, respectively, primarily driven by fluctuations in USD cash held by the Canadian parent. The CAD spot rate in terms of USD strengthened by 5.1% during the six months ended June 30, 2025 whereas the spot rate in terms of USD weakened by 3.1% during the six months ended June 30, 2024.

Fair value gain on financial asset - FID

During the six months ended June 30, 2025, we recorded a fair value gain of $3.3 million on our financial asset associated with future payments contingent on reaching FID at the Joint Ventures. The increase in fair value is primarily attributable to the passage of time as we progress towards FID, as well as lower risking of an unsuccessful FID at the South West Arkansas project, as we continue to achieve milestones and de-risk the project. During the six months ended June 30, 2024, we recorded a fair value gain of $0.4 million on our financial asset associated with future payments contingent on reaching FID.

Fair value gain on Investment in Aqualung

During the six months ended June 30, 2025, we recorded a fair value gain of $2.8 million primarily as a result of an equity financing transaction completed by Aqualung in which we did not participate. There was no such gain recorded during the six months ended June 30, 2024.

Investment loss from joint ventures

During the six months ended June 30, 2025 and 2024, we recorded investment losses from Joint Ventures of $2.2 million and $0.2 million, respectively. The increase in investment loss is primarily attributable to the inclusion of a full six months of activity in 2025, compared to a partial period of approximately two months in 2024. Additionally, the increase in investment loss is attributable to increased operational activity in 2025, inclusive of front end engineering design, commercial, regulatory, compliance and other activities in support of potentially reaching a FID.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2025 and 2024

Interest and other income

We earned $0.5 million and $0.3 million of interest and other income, net of fees primarily from interest earned on cash balances held in savings accounts during the six months ended June 30, 2025 and 2024, respectively.

Gain on deconsolidation of subsidiaries

During the six months ended June 30, 2024, we recorded a gain on deconsolidation of subsidiaries of $164.1 million as a result of the Equinor Transaction. There was no such gain recorded during the six months ended June 30, 2025.

Deferred income tax benefit (expense)

We had a deferred income tax benefit of $0.9 million for the six months ended June 30, 2025 and deferred income tax expense of $25.9 million for the six months ended June 30, 2024. The deferred income tax benefit for the six months ended June 30, 2025 was primarily driven by the loss before income taxes for the period. The deferred income tax expense for the six months ended June 30, 2024 was primarily driven by the Equinor Transaction, and the resultant difference in the tax basis and fair value of our retained interests in our investments in Joint Ventures, and has no impact on cash taxes paid.

Net (loss) income

We had net loss of $6.5 million for the six months ended June 30, 2025, as compared to net income of $120.6 million for the six months ended June 30, 2024. Net income for six months ended June 30, 2024 resulted primarily from the gain recognized on the deconsolidation of subsidiaries and retainment of our Investments in Joint Ventures recorded at fair value, in addition to the recognition of financial assets associated with the Joint Ventures.

SHARE ISSUANCES

During the three and six months ended June 30, 2025, we issued a total of 6,551,590 and 11,162,960 common shares, respectively, under the ATM (as defined below) program at an average price of $1.72 and $1.66, respectively per share. Gross proceeds provided were $11.3 million and $18.5 million, respectively, during the three and six months ended June 30, 2025 and net proceeds provided were $11.0 million and $18.0 million, respectively. This includes 82,500 common shares for which trades were executed on June 30, 2025 but settled subsequent to period end, generating gross and net proceeds of $0.2 million and $0.2 million, respectively. The related receivable is presented within Other current assets on our condensed consolidated interim statements of financial position.

During the three and six months ended June 30, 2024, we issued a total of 1,142,500 and 9,186,700 common shares, respectively, at an average price of $1.33 and $1.38 respectively per share, under the ATM program. Gross proceeds provided were $1.6 million and $12.7 million, respectively, during the three and six months ended June 30, 2024 and net proceeds provided were $1.4 million and $12.1 million, respectively.

Subsequent to June 30, 2025, we issued 3,475,000 common shares at an average price of $2.62 per share, respectively, under the ATM program, providing gross and net proceeds of $9.1 million and $8.9 million, respectively.

EQUITY GRANTS

In June 2025, we granted 400,000 options to an employee of Standard Lithium.

In March 2025, we granted 2,156,452 options, 1,463,192 restricted share units, and 501,856 deferred share units to employees, directors and management of Standard Lithium.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected unaudited condensed consolidated interim financial information for the last eight quarters and have been prepared in accordance with IAS 34, as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements should be read in conjunction with the audited

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2025 and 2024

consolidated financial statements for the six month fiscal period ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), stated in U.S. dollars (in thousands):

Quarter Ended	Total Revenues	Net Income (Loss)	Earnings (Loss) Per Share - Basic	Earnings (Loss) Per Share - Diluted
September 30, 2023	$—	$(7,257)	$(0.04)	$(0.04)
December 31, 2023	$—	$(7,548)	$(0.04)	$(0.04)
March 31, 2024	$—	$(7,673)	$(0.04)	$(0.04)
June 30, 2024	$—	$128,279	$0.70	$0.69
September 30, 2024	$—	$(4,829)	$(0.03)	$(0.03)
December 31, 2024	$—	$(24,682)	$(0.13)	$(0.13)
March 31, 2025	$—	$(1,550)	$(0.01)	$(0.01)
June 30, 2025	$—	$(4,982)	$(0.03)	$(0.03)

Net income (loss) has fluctuated across recent quarters, primarily due to a combination of one-time and non-cash items, including gains from deconsolidation events, fair value adjustments, and impairment charges. In the second quarter of 2024, we reported net income largely driven by a gain on the deconsolidation of subsidiaries and a fair value gain on a financial asset recognized in connection with the Equinor Transaction. These gains significantly offset ongoing operating expenses and contributed to a positive earnings result for the quarter.

In contrast, the fourth quarter of 2024 saw a return to a net loss position, primarily attributable to an impairment expense related to our California-based properties. This non-cash charge reflected a reassessment of the carrying value of those assets in light of market and strategic considerations.

The net loss narrowed again in the first quarter of 2025, supported by a fair value gain recognized on a financial asset following an equity transaction completed by Aqualung. This gain partially offset development-stage operating costs and helped mitigate the overall loss for the period.

Overall, fluctuations in net income (loss) over these quarters reflect the timing and impact of strategic transactions, fair value accounting adjustments, and asset impairments, rather than changes in core operating performance.

LIQUIDITY AND CAPITAL RESOURCES

We do not have a mineral property in commercial production and consequently do not receive revenue from the sale of lithium-based products. We currently have no operations that generate cash flow. We have financed our operations primarily through the issuance of common shares, and the sale of portions of our assets. Our continued operations are dependent on our ability to complete sufficient equity, debt or other financings or to generate cash flow from operations in the future.

As of June 30, 2025, we had working capital of $30.6 million compared to working capital of $27.5 million as of December 31, 2024. Cash at June 30, 2025 totaled $33.8 million compared to $31.2 million at December 31, 2024. During the three months ended June 30, 2025, we had a net cash increase of $2.6 million, primarily driven by proceeds from the issuance of common shares under our at-the-market ("ATM") offering program, which is offset by capital contributions to SWA, expenditures related to Demonstration Plant testing and operations, and ongoing back-office support activities.

During the three months ended June 30, 2025 and 2024, we issued a total of 6,551,590 and 1,142,500 common shares, respectively, at an average price of $1.72 and $1.33, respectively per share, under the ATM program. Gross proceeds provided were $11.3 million and $1.6 million, respectively, during the three months ended June 30, 2025 and 2024 and net proceeds provided of $11.0 million and $1.4 million, respectively.

During the six months ended June 30, 2025 and 2024, we issued a total of 11,162,960 and 9,186,700 common shares, respectively, at an average price of $1.66 and $1.38, respectively per share, under the ATM program. Gross proceeds

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2025 and 2024

provided were $18.5 million and $12.7 million, respectively, during the six months ended June 30, 2025 and 2024 and net proceeds provided of $18.0 million and $12.1 million, respectively.

Contractual Obligations

Contractual obligations are as follows (in thousands):

	Payments due by periods
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Obligations Under Office and Storage Leases	$334	$225	$109	$—	$—
Other Obligations	639	55	292	195	97
Total	$973	$280	$401	$195	$97

We expect that we will have sufficient access to capital to reach a FID for Phase 1 of our South West Arkansas Project and for currently budgeted operations through June 30, 2026 via cash held on our balance sheet and alternative forms of financing. However, we do expect that additional resources of capital will be required in order to advance Phase 1 of our South West Arkansas Project into construction, and to continue both expanding our leasehold position and de-risking our assets held in East Texas, through further exploratory drilling and related project definition activities. As a result, we will continue to attempt to raise funds through equity financing, debt financing, non-core asset sales, non-dilutive sources, or other financings to achieve our desired outcomes. There can be no certainty that such additional funds may be raised on a timely basis or on terms acceptable to us when required.

Other than our normal business activities, we do not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. We do not engage in currency hedging to offset any risk of currency fluctuations.

LITIGATION MATTERS

On January 27, 2022, a putative securities class action lawsuit was filed against us and certain former executives in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the "Action"). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired our publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. On April 27, 2022, the court granted Curtis T. Arata’s motion for appointment as lead plaintiff in the Action. Lead plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding our LiSTR DLE technology and “final product lithium recovery percentage” at our DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022. We intend to vigorously defend against the Action. As at June 30, 2025, we have not recorded any provision associated with this matter, as there is no probable outcome that can be reasonably determined at this time.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are our directors and officers, who are responsible for planning, directing and controlling our activities.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2025 and 2024

Compensation to key management is comprised of the following (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Management and director fees(1)	$505	$1,018	$982	$1,508
Share-based compensation	1,390	262	2,563	2,017
	$1,895	$1,280	$3,545	$3,525

(1) Management and director fees are comprised of salaries, bonuses, benefits and directors' fees included on our interim condensed consolidated statement of comprehensive loss.

On June 17, 2022, we entered into the MSA with Telescope, a related party. Dr. Andy Robinson, President and COO, and Robert Mintak, former CEO, are both independent directors of Telescope. Under the MSA, Telescope provides various research and development services for the purpose of developing new technologies. We incurred $6.0 thousand and $6.0 thousand related to the MSA during the three and six months ended June 30, 2025, respectively and $0.1 million and $0.2 million of costs during the three and six months ended June 30, 2024, respectively.

The balances of related party receivables and payables as of the periods indicated are as follows (in thousands):

	June 30, 2025	December 31, 2024
Receivables – related parties
Joint Ventures(1)	$1,739	$1,274
Total	$1,739	$1,274

Accounts payable – related parties
Joint Ventures(2)	$4,000	$4,000
Management and directors(3)	795	397
Total	$4,795	$4,397

(1) Receivables – related parties from the Joint Ventures represent receivables from SWA Lithium and Texas Lithium for reimbursement of costs paid by us on behalf of these entities.

(2) Accounts payable – related parties to the Joint Ventures represents cash received from SWA Lithium and Texas Lithium and is held by us in a separate account and designated for working capital needs and is currently due.

(3) Amounts due to the key management personnel are non-interest bearing, unsecured and have no fixed terms of repayment.

OUTSTANDING SHARE DATA

Our authorized capital consists of an unlimited number of common shares and preferred shares without par value.

As of the date of this MD&A, there were 204,043,714 common shares issued and outstanding, 12,678,698 options, 2,294,394 deferred share units and 3,208,452 restricted share units outstanding.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, and contingent liabilities as at the date of the

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2025 and 2024

financial statements and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The critical accounting estimates used in the preparation of our condensed consolidated interim financial statements for the three months ended June 30, 2025 are the same as the key sources of estimation uncertainty disclosed in Note 2 of our consolidated financial statements for the six month fiscal period ended December 31, 2024.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial assets and liabilities are recognized when we become a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and we have transferred substantially all risks and rewards of ownership. Our financial instruments consist of cash, restricted cash, receivables, long-term investments, financial assets, accounts payable and accrued liabilities. All of our financial instruments are classified into financial assets and liabilities measured at amortized cost, other than our investment in Aqualung and the Financial Asset - FID, which are carried at fair value. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. For additional details about our financial instruments please refer to Note 11 of the unaudited condensed consolidated interim financial statements for the three month fiscal period ended June 30, 2025.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure.

As described below, in our assessment of the effectiveness of our internal control over financial reporting as at June 30, 2025, management has concluded that, as of the end of the period covered by this MD&A, disclosure controls and procedures are designed effectively to ensure that information required to be disclosed in reports that we file or submit are (i) recorded, processed, summarized and reported within the time periods specified in the applicable SEC rules and forms and (ii) accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosure. Management believes the financial statements fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with IFRS Accounting Standards.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Exchange Act in the U.S. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with IFRS Accounting Standards.

An evaluation of our internal controls over financial reporting as at June 30, 2025 was conducted based on the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control—Integrated Framework (2013).

There have been no changes in our internal control over financial reporting that occurred during the three months ended June 30, 2025, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

LIMITATION OF CONTROLS AND PROCEDURES

Management believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2025 and 2024

the entity’s control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on our future operating and financial performance and could cause our operating and financial performance to differ materially from the estimates described in our forward-looking information. These risks include widespread risks associated with any form of business and specific risks associated with our business and its involvement in the lithium exploration and development industry. Readers are advised to review and consider risk factors disclosed in the AIF for the six month fiscal period ended December 31, 2024 available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.